Exhibit 99.1

Disclosure of share buyback program pursuant to Art. 5(1) lit. a) of Regulation (EU) No. 596/2014 of the European Parliament and the Council of April 16, 2014 and Art. 2(1) of Delegated Regulation (EU) 2016/1052 of the European Commission of March 8, 2016

Mainz, Germany, December 7, 2022 — The share buyback program announced by BioNTech SE (“BioNTech”) on March 31, 2022 will be continued in a second tranche. BioNTech expects to repurchase up to USD 500 million of its American Depositary Shares (“ADSs”) on the U.S. Nasdaq stock exchange in the period from December 7, 2022 until March 17, 2023 (the “Share Buyback”). BioNTech expects to use all or a portion of the repurchased ADSs to satisfy upcoming settlement obligations under BioNTech’s share-based payment arrangements.

The Share Buyback will be lead-managed by a credit institution mandated by BioNTech, which will make trading decisions concerning the timing of the purchases of BioNTech’s shares independently of BioNTech within the meaning of Art. 4(2) lit. b) of Delegated Regulation (EU) 2016/1052 and BioNTech will not exercise any influence over such decisions. BioNTech’s right to terminate the credit institution’s mandate remains unaffected and the Share Buyback may be stopped and continued at any time in accordance with relevant legal requirements.

For the Share Buyback to be covered by the safe harbor regulations for share buybacks and applicable provisions, the credit institution shall comply with all applicable regulatory provisions, in particular, the conditions for trading in Art. 3 of Delegated Regulation (EU) 2016/1052. Art. 3 requires, inter alia, that shares may not be purchased at a price higher than the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out. In addition, no more than 25% of the average daily volume of the shares at the stock exchange on which the purchase is carried out may be purchased. The average daily trading volume of shares is based on the average daily volume traded in the 20 trading days preceding the date of the relevant purchase.

Transactions made under the Share Buyback will be duly disclosed pursuant to the requirements of Art. 2 para. 3 of Delegated Regulation (EU) No. 2016/1052 no later than by the end of the seventh trading day following the date of the execution of the transaction in a detailed form and in an aggregated form. BioNTech will publish the disclosed transactions on its website at https://investors.biontech.de/share-repurchase and will keep that information publicly accessible for a period of at least five years from the date of public disclosure.
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